

Mail Stop 3561

August 29, 2008

Mr. W. Randall Fowler
Principal Financial Officer
Enterprise GP Holdings L.P.
1100 Louisiana, 10th Floor
Houston, TX 77002

> **Re:** **Enterprise GP Holdings L.P.**
> **Form 10-K for the Fiscal Year Ended December 31 2007**
> **Filed February 29, 2008**
> **File No. 1-32610**

Dear Mr. Fowler:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2007

General

1.   Please consider whether the below comments should also be applied to your public subsidiaries.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

2.   We note that you have quantified cost of sales by segment in Note 10 to your
        financial statements. We also note that cost of sales accounts for the vast majority
        of each segment's total operating costs and expenses. Please consider revising
        your analysis of expenses to separately address changes in cost of sales from
        changes in your other operating costs and expenses. In this regard, we assume
        that changes in cost of sales are more directly related to changes in your revenues,
        while other operating expenses are more fixed, so we assume that the underlying
        drivers of changes in these types of expenses will be different. Additionally,
        where you list multiple factors as contributing to the change in each segment's
        operating costs and expenses, please quantify the impact of *each* factor where
        practicable.

Financial Statements for the Year Ended December 31, 2007

Note 1. Partnership Organization and Basis of Presentation, page 92

3.   We note your discussion on page 94 of the impact of TEPPCO's incentive
        distribution rights ("IDRs") on your historical financial statements. You appear
        to indicate that you have reflected the receipt of TEPPCO's IDRs in your
        financial statements using a different methodology than the actual IDRs received
        by DFI and DFIGP. Specifically, it appears that for IDR purposes you have
        treated the LP units received in December 2006 upon amendment of TEPPCO's
        Partnership Agreement as though they are effectively a component of the GP
        interest, and since you did not acquire 100% of those LP units you are reflecting
        less than 100% of TEPPCO's IDRs for periods prior to December 2006. Since
        the IDRs are rights of the GP interest holder, and since you acquired 100% of the
        GP interest, please tell us how you considered reflecting 100% of TEPPCO's
        historical IDRs for periods prior to December 2006.

Note 2. Summary of Significant Accounting Policies

Environmental Costs, page 97

4.   We read that future expenditures for environmental remediation are not
        discounted to their present value unless the amount and timing of the expenditures
        are fixed or reliably determinable. Please tell us whether any of your recorded
        environmental remediation liabilities are discounted. If so, please tell us where
        you have provided the disclosures required by paragraph 161(b) of SOP 96-1 and
        how you determined the amount and timing of the expenditures are fixed or

reliably determinable. If none of your recorded environmental remediation liabilities are discounted, please consider clarifying this to your readers.

Minority Interest, page 101

5.   We note your disclosures concerning minority interests on pages 101 and 102. Please explain to us in more detail what is represented by the line titled "Related party former owners of TEPPCO GP," and tell us how the amounts shown for 2006 and 2005 were calculated. Also tell us whether the line titled "Limited partners of TEPPCO" contains an allocation of earnings for the 9.7 million LP units retained by DFI and DFIGP for periods prior to December 2006, and if so explain why.

Note 4. Business Segments, page 106

6.   Please tell us how you considered the disclosure requirements of paragraph 37 of SFAS 131. In this regard, your consolidated subsidiaries appear to sell a variety of petroleum products in addition to providing a variety of services. Also tell us how you considered the guidance concerning separate presentation of revenues from products versus services in Rule 5-03(b)(1) of Regulation S-X.

7.   Please refer to your tabular presentation of segment data on page 107. Please briefly explain to us, and clarify to your readers, why the amounts seen in the Adjustments and Eliminations column for segment assets and intangible assets are negative amounts.

Note 5. Revenue Recognition, page 108

8.   We note that certain operations of your consolidated subsidiaries are regulated by FERC. We have the following comments:

    •   Please tell us whether you apply SFAS 71 for the portion of your business that is regulated.
    •   Please tell us whether the accounting for any of your property, plant and equipment and the related depreciation is based on FERC regulations.
    •   Based on your response to the above bullet points, please tell us how you determined additional footnote disclosures were not needed to address the impact of regulatory accounting on your financial statements.

Note 12. Investments In and Advances to Unconsolidated Affiliates, page 134

9.   We note that you recognized approximately $3.1 million of equity earnings from your investment in Energy Transfer Equity ("ETE"). Please tell us how this amount was determined considering ETE had net income of $319.4 million for the year ended August 31, 2007 and you acquired 17.6% of the ETE's common units and 34.9% of the general partner interests.

Note 14. Intangible Assets and Goodwill, page 145

10.   We note that you recorded an indefinite-lived intangible asset of $606.9 million representing contractual rights to the incentive cash distributions paid by TEPPCO in connection with the contribution of the general partner IDRs. We further note your disclosures on page 135 indicating that $513.5 million of your investment in Energy Transfer Equity exceeding the historical cost of the underlying net assets has been allocated to indefinite-lived IDRs (an intangible asset). We have the following comments concerning these IDRs:

- Please provide us with a detailed explanation of why you believe these IDRs should be accounted for as intangible assets. Your response should include an explanation of why you believe the IDRs are a separable asset and how you considered whether the IDRs are a financial asset.
- Please explain in more detail how you determined the IDRs should have indefinite lives. In doing so, please explain why you believe there is no foreseeable limit to the period over which these assets are expected to contribute to your cash flows and explain why there are no legal, regulatory, contractual, economic, or other factors that limit the useful lives of these assets. Your response should expand on the renewal provisions of the TEPPCO partnership agreement, disclosed on page 147, that provide for TEPPCO to continue as a going concern beyond the initial term of its partnership agreement. Your response should also explain how you considered limitations to the amounts of oil, gas and related products that will be available in the future and how such limitations will impact the partnerships' ability to generate revenues.
- Please tell us the periods of cash flows originally used in determining the fair values of the IDRs.
- Please explain in more detail how the IDRs were originally valued, including whether you used the residual method under purchase price accounting.
- For the TEPPCO IDRs, please explain how the December 2006 reduction in the top tier of IDR rates from 50% to 25% was considered when testing this asset for impairment. In this regard, we assume this change lowered your projection of future cash flows.

Note 17. Related Party Transactions, page 163

11.   We note that all of your management, administrative and operating functions are performed by employees of EPCO. Since it appears that certain of these transactions are not at arms length, please disclose your estimates of what the related expenses would have been on a stand alone basis, or tell us why such disclosure is not practicable. Please provide this disclosure for each year for which a statement of income was required when such basis produced materially different results. See Question 2 of SAB Topic 1B.

Item 9A. Controls and Procedures, page 190

12.   We read that your disclosure controls and procedures are designed to provide reasonable assurance that relevant information is accumulated and communicated to management, including the CEO and CFO of your general partner, as appropriate, to allow such persons to make timely decisions regarding required disclosures. You appear to be providing a partial definition of disclosure controls and procedures, and it is unclear from this statement whether your disclosure controls and procedures were designed to meet all the criteria of the definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Please revise future filings to clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including the CEO and CFO of your general partner, as appropriate, to allow such persons to make timely decisions regarding required disclosures.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief